Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 17, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Press Release
SIGNATURES

This Report on Form 6-K contains:

–	Press Release of April 14, 2003

–	Letter to the New York Stock Exchange, Inc. dated April 15, 2003

Press Release

ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA Acquires Electrical Insulation Business from Schenectady International

Strategic Strengthening of ALTANA Chemie

Bad Homburg, April 14, 2003 — ALTANA AG, Bad Homburg, Germany, and Schenectady International, Inc. (SII), USA, announced today that ALTANA Chemie will acquire SII’s global electrical insulation business. The acquisition is planned to be completed by June 30, 2003 and is subject to approval by the regulatory authorities. Financial details about the agreement were not released.

ALTANA Chemie will acquire Schenectady International’s global businesses in wire enamels, which are products used to insulate magnet wires; and impregnating resins, insulators of electronic components like electric motors or transformers. During 2002, SII achieved sales in these lines of business of about $90 million. As part of this transaction, ALTANA Chemie will obtain 100% of the shares in Schenectady Europe GmbH, Hamburg, as well as 83% of the shares in Schenectady Beck India, a company listed on the Indian stock exchange. In addition, ALTANA Chemie will acquire Schenectady International’s electrical insulation business in the United States, Great Britain, South Africa, Brazil, Mexico, Canada, and Australia and integrate it into existing companies of the Electrical Insulation business unit of ALTANA Chemie in the United States, Europe, and China. Approximately 300 employees as well as three production locations in Germany and India will be transferred to ALTANA Chemie.

“This acquisition will strengthen our specialty chemicals business in the restructured Electrical Insulation business unit and represents an important step in our efforts to expand on our existing position as global leader”, explains Dr. Matthias L. Wolfgruber, member of the ALTANA management board and CEO of ALTANA Chemie AG. “The purchase of Schenectady International’s electrical insulation business will improve our presence in all major markets worldwide. The new business is an ideal complement to our innovative product portfolio and technical capabilities while further improving our ability to provide effective customer service in the electrical and electronics industry.”

Wallace A. Graham, Chairman of the Board and CEO of SII: “This transaction allows SII to focus its attention on our chemical, performance resin, and electronic chemical businesses.”

The transaction follows ALTANA Chemie’s strategy of growing both internally and by means of selected acquisitions. The acquisition of SII’s electrical insulation business will result in a short-term positive earnings contribution and will not dilute ALTANA Chemie’s already attractive returns.

Schenectady International Inc.

Schenectady International, Inc. (www.siigroup.com) is a private, family-owned company founded in 1906 with headquarters in Schenectady, New York. It is the world leader in the production of alkylphenols, and a leading global producer of performance resins. SII will continue supplying the global marketplace for these products from its 21 locations in 14 countries.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include the successful completion of the acquisition. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the necessary approval of the competent antitrust authorities if required, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

You can find this press release in the Internet under www.altana.com

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
Tel: +49 (0) 6172 – 1712 160
Tel: +49 (0) 6172 – 1712 168
Fax: +49 (0) 6172 – 1712 158

Investor Relations:
Tel: +49 (0) 6172 – 1712 163
Tel: +49 (0) 6172 – 1712 165
Fax: +49 (0) 6172 – 1712 158

Investor Relations USA:
Tel: +1 212 974 98 00
Fax: +1 212 974 61 90

By Telefax-No. 001-212-656-5071 and by mail	ALTANA AG

Mr. Stefan Jekel Account Representative International Client Services New York Stock Exchange, Inc. 20 Broad Street New York, New York 10005 U.S.A.	Postfach 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v.d.H. Deutschland T +49 (0) 6172 1712-0 F +49 (0) 6172 1712-5 50 www.altana.de

April 15, 2003

ALTANA Aktiengesellschaft

Dear Mr. Jekel,

In accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the first quarter of 2003.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

•	Number of treasury shares held by ALTANA AG as per January 1, 2003:	3,936,702
•	Number of shares re-purchased from January 1 to March 31, 2003:	—
•	Number of shares disposed of from January 1 to March 31, 2003:	43,448
•	Number of treasury shares held by ALTANA AG on March 31, 2003:	3,893,254

With kind regards,
ALTANA AG

/s/ Paul Reuter Dr. Paul Reuter	/s/ Rudolf Pietzke Dr. Rudolf Pietzke

Vorsitzender der Aufsichtsrats: Justus Mische Vorstand: Dr. h. c. Nikolaus Schweickart (Vorsitzender) Dr. Hermann Küllmer, Dr. Hans-Joachim Lohrisch, Dr. Matthias Wolfgruber

Sitz und Registergericht: Bad Homburg v. d. Höhe, HRB-Nr. 1933

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: April 16, 2003	By:	/s/ Hermann Küllmer Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Dr. Rudolf Pietzke Name: Dr. Rudolf Pietzke Title: General Counsel